Exhibit 99.2

AMENDMENT NO. 21

TO THE

WEBSTER BANK RETIREMENT SAVINGS PLAN

Webster Bank, National Association has adopted this Amendment No. 21 to the Plan, effective as set forth herein.

A new Appendix F is added to the Plan to read as follows:

APPENDIX F

Worker. Retiree, and Employer Recovery Act of 2008

Section F.1 Preamble

1.1 Adoption and Effective Date. This Appendix F to the Plan reflects certain provisions of the Worker, Retiree, and Employer Recovery Act of 2008 (“WRERA”) and is intended as good faith compliance with the pertinent requirements of WRERA and is to be construed in accordance with WRERA and any guidance issued thereunder.

1.2 Supersession of inconsistent provisions. This Appendix F shall supersede the provisions of the Plan to the extent those provisions are inconsistent with the provisions of this Appendix F.

Section F.2 Temporary waiver of 2009 required minimum distributions.

2.1 Default to continue 2009 required minimum distributions. Notwithstanding the required minimum distribution provisions of 12.4 and 13.4 of the Plan, a Participant or beneficiary of a deceased Participant who would have been required to receive a required minimum distribution for 2009 but for the enactment of Section 401(a)(9)(H) of the Code (“2009 RMDs”), and who would have satisfied that requirement by receiving (1) a distribution that is equal to the 2009 RMD or (2) one or more payments in a series of substantially equal distributions (that include the 2009 RMDs) made at least annually and expected to last for the life (or life expectancy) of the Participant or the beneficiary, the joint lives (or joint life expectancy) of the Participant and the Participant’s beneficiary, or for a period of at least 10 years, will not receive those distributions (or any portion of such distributions) unless the Participant or beneficiary elects to receive such distributions (or any portion of such distributions). A Participant and his or her beneficiary will be given the opportunity to elect whether or not to receive the distributions (or any portion of such distributions) described in the preceding sentence.

2.2 Eligible rollover distributions. The distribution (or any portion of such distribution) described in subsection 2.1 will be treated as an eligible rollover distribution for purposes of the direct rollover provisions of the Plan. However, if all or any portion of a distribution during 2009 is treated as an eligible rollover distribution but would not be so treated if the required minimum distribution provisions of the Plan had applied during 2009, such distribution shall not be treated as an eligible rollover distribution for purposes of the mandatory withholding requirements of Section 3405(c) of the Code or the rollover notice requirements of Section 402(f) of the Code.

2.3 Special rules regarding waiver period. The required beginning date for any individual for calendar years after 2009 shall be determined without regard to this Section 2. In addition, the five (5) year period described in Section 401(a)(9)(B)(ii) of the Code shall be determined without regard to the 2009 calendar year.

2.4 Effective date. The requirements of this Appendix F are effective for the 2009 calendar year. Notwithstanding the foregoing, this Appendix F does not apply to any required minimum distribution for 2008 that is permitted to be made in 2009 by reason of an individual’s required beginning date being April 1, 2009.

Witness:	WEBSTER BANK, NATIONAL ASSOCIATION

/s/ Lawrence Murray	By	/s/ Jeffrey N. Brown
		Title:	Executive Vice President and Chief Administrative Officer
		Date:	December 21, 2011